Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-173402, 333-173402-01 through 333-173402-13

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 6, 2011)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 13, 2012. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated May 6, 2011, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

March 13, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d) of

The Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 7, 2012

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

(Exact name of registrant as specified in its charter)

Delaware Delaware	333-147828 333-147828-08	71-1018770 20-8650498
(State or other jurisdiction)	(Commission File Number)	(IRS Employer Identification No.)

10511 East Central, Wichita, Kansas		67206
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (316) 676-7111

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CRS 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4c))

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e) Material compensatory plan or arrangement.

On March 7, 2012, the board of directors (the “Board”) of Hawker Beechcraft, Inc. (the “Company”), following the recommendation of its Compensation Committee (the “Committee”), approved certain adjustments to the salaries of certain members of its senior leadership team, including Messrs. Worth W. Boisture, Jr., the Chairman of Hawker Beechcraft Corporation, the Company’s operating subsidiary, Shawn W. Vick, the Company’s Executive Vice President, Customers, and William E. Brown, the Company’s Executive Vice President, Global Operations, each effective as of January 1, 2012. These adjustments constitute the retroactive restoration of the 10% voluntary pay reductions which such executives had taken beginning in August 2009 (for Mr. Boisture) and November 2010 (for Messrs. Vick and Brown). After restoring their salaries to the levels they were at prior to the voluntary reductions, the annual salaries for Messrs. Boisture, Vick and Brown, effective as of January 1, 2012, became $630,000 and $330,000 and $290,000, respectively. In addition to resetting salaries to their pre-reduction levels, the Company shall make a lump sum payment of $10,904 to Mr. Boisture, $5,712 to Mr. Vick and $5,019 to Mr. Brown, which amounts represent the amount of salary which each executive has forgone since January 1, 2012.

The Board also approved a salary increase of approximately 4%, effective as of March 5, 2012, for Messrs. Vick and Brown. After accounting for these salary adjustments, the annual salaries for Messrs. Vick and Brown, effective as of March 5, 2012, are $342,000 and $302,000, respectively.

The Board, following the recommendation of the Committee, also authorized the Company to enter into severance agreements (the “Severance Agreements”) with Messrs. Vick and Brown. The Severance Agreements provide that if the Company terminates the subject executive without “Cause” or if the subject executive resigns with “Good Reason” (each as defined in the applicable Severance Agreement), the Company shall pay such executive a lump sum cash amount equal to his salary (as of the time of termination) and his target management incentive plan bonus (for the year in which he was terminated) (the “Severance Amount”). In order to receive the Severance Amount, the subject executive will be required to execute a general release in favor of the Company in a form acceptable to the Company (the “General Release”). The Severance Amount, if any, shall be paid out within 60 days of the termination date and as promptly as practical after the date on which the executive executes the General Release.

Signature

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 13, 2012

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By Hawker Beechcraft, Inc., its Sole Member

/s/ Alexander L.W. Snyder
Alexander L. W. Snyder Vice President, General Counsel and Secretary

HAWKER BEECHCRAFT NOTES COMPANY

/s/ Alexander L. W. Snyder
Alexander L. W. Snyder Vice President, General Counsel and Secretary